Mail Stop 3561

December 17, 2007

Mr. Larry Young
Chief Executive Officer
CSAB Inc.
5301 Legacy Drive
Plano, TX 75024

      Re: CSAB Inc.
              Registration Statement on Form 10
              Filed November 13, 2007
              File No. 001-33829

Dear Mr. Young:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note that Cadbury Schweppes filed a 6-K with the Commission on March 15, 2007 that states "it intends to separate its confectionary and Americas Beverages businesses." We further note the 6-K filed on June 19, 2007 that states,

The separation of confectionary and Americas Beverages is progressing well and we continue to pursue a twin track process of either a sale or demerger. The sale process is actively underway, and following expressions of interest, we now believe that a sale is the more likely.

We also note the disclosure in the 6-K filed on October 10, 2007 that states, "While the board continues to be committed to the principle of maximizing shareowner value, it does not believe current market conditions will facilitate an acceptable sale process in the foreseeable future." It appears that information regarding the potential sale of the Americas Beverages would be relevant to the disclosure discussing the background and reasons for the distribution and/or in the overview subsection of the MD&A section. Please revise accordingly or advise us why such revision is not necessary.

2.   In the summary and business sections, please disclose the year in which the registrant was organized and its form of organization. See Item 101(a)(1) of Regulation S-K.

Explanatory Note

3.   You state that "[t]he information statement has been prepared as if the vote of the shareholders of Cadbury Schweppes plc to approve the separation and the distribution of stock of CSAB Inc. and related matters described herein had already occurred." Please clarify throughout the registration statement, as applicable and appropriate, that CSAB Inc. was recently formed to hold the business of Cadbury Schweppes Americas Beverages and had no operations until the separation and distribution.

Risk Factors, page 15

4.   In the first full risk factor on page 20, please describe in more detail the benefits in which the company may not realize from its separation from Cadbury Schweppes and the reasons why such benefits would not be realized. Also discuss any other results or risks to the company if such benefits are not realized.

Capitalization, page 27

5.   The reasons for inclusion of cash and cash equivalents as part of the capitalization table on page 27 are unclear. See the guidance for capitalization in Item 13 of Form 1-A. Please revise or advise. Also include the $251 in related party payables in the table to give effect to their repayment, rather than in a footnote.

Unaudited Pro Forma Combined Financial Data, page 31

6.   Please complete the pro forma financial statements and the related summary disclosures on pages 12-13.

7.   Please tell us how CSAB's note receivable from CSFPLC, and related interest income, will be affected by the separation, distribution and financing transactions. Provide any necessary pro forma adjustments.

8.   Please disclose the transition services agreement in the notes to the pro forma financial data and the expected effects on the issuer following the separation, distribution and financing transactions. Provide any necessary pro forma adjustments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Recent Developments – Organizational Restructuring, page 38

9.   Tell us and revise to disclose the job classifications or functions of the employees that will be terminated and their locations and the expected completion date of the employee reduction. Please advise whether the plan involves more than just an employee reduction, e.g., plant closing, and disclose the nature and cost of these other activities, if any.

10.   Explain to us the terms of the termination plan and the terms of the benefit arrangement, including the benefits that employees will receive upon termination (including but not limited to cash payments), and tell us whether your accounting complies with paragraphs 10 or 11 of SFAS 146 and support your conclusions.

Results of Operations, pages 44-60

11.   We believe your terminology concerning historical restructuring activities may not be readily understood by investors, e.g., "integration costs," "cost reduction and efficiency initiatives," "outsourcing initiatives," etc. Revise the discussion of historical restructuring costs on pages 45, 51 and 57 to clarify the nature of the restructuring activities and use transparent terminology to facilitate an investor's understanding of the actual events.

12.   Although you have reconciled the aggregate amounts of segment non-GAAP measures to GAAP-derived measures, investors may not be able to determine how the aggregate adjustments and eliminations affect each segment or how each segment's performance has affected the GAAP financial statements. Refer to

Financial Reporting Codification, Section 501.01.a, Footnote 28, as added by Commission Release 33-7620, *Segment Reporting*. Tell us why you believe the existing disclosures accomplish these goals or revise the disclosures accordingly.

Business, page 74

13. Please disclose financial information about geographic areas regarding long-lived assets as required by Item 101(d)(1)(ii) of Regulation S-K.

Our Relationship with Cadbury Plc After the Distribution, p. 88

14. Please tell us whether you intend to file the agreements described in this section as exhibits. Please file these exhibits as soon as practicable to afford the staff sufficient time for review.

Description of Separation and Transition Arrangement, page 88

Separation Agreement, page 88

15. Please disclose in greater detail the assets that will be transferred to CSAB, Inc. For example, please discuss whether the real property, intellectual property and trademarks, as discussed in the business section, will be transferred to CSAB clear of any ownership rights or interests of Cadbury plc. Also disclose in greater detail the liabilities that will be assumed by CSAB.

Management, page 93

Executive Compensation, page 95

16. Please include the disclosure required by Item 402 of Regulation S-K. Please disclose how your compensation policy and procedures will change as a result of the spin-off of CSAB. See Item 402(b) of Regulation S-K.

17. Please disclose whether you will enter into employment agreements with any of your executive officers.

Certain Relationships and Related Party Transactions, page 95

18. Please include the disclosure required by Item 404 of Regulation S-K.

Ownership of Common Stock, page 96

19.   Please complete this section as required by Item 403 of Regulation S-K. Please advise us whether the company has included those beneficial owners that own or will own more than five percent of any class of the registrant's voting securities.

The Distribution, page 100

20.   Please disclose whether you anticipate any material changes to CSAB's operations as a result of the distribution. That is, will the Americas Beverages business be substantially the same before the distribution as after?

21.   Please disclose the approximate number of holders of common stock and disclose whether the percentage of ownership of each beneficial owner in Cadbury will be the same in CSAB after the distribution. See Item 201(b) of Regulation S-B.

Manner of Effecting the Distribution, page 103

22.   We note the statement that, "Each share of CSAB common stock that is distributed will be validly issued, fully-paid and nonassessable …." Please note that this statement is a legal conclusion that you are not qualified to make. Please revise accordingly.

Material Tax Considerations, page 105

23.   Please include a tax opinion as an exhibit. See Item 601(b)(8) of Regulation S-K.

Financial Statements

24.   Your attention is directed to Rule 3-12 of Regulation S-X and the need for updated financial statements and related disclosures.

Note 2. Significant Accounting Policies, page F-8

Other Assets, page F-11

25.   Please tell us how the $72 million and $100 million capitalized in short-term and long-term other assets at December 31, 2007 for contributions to customers as well as brand placement fees, differs from the incentives and discounts collectively referred to as "trade spend," and which is deducted from gross sales in arriving at net sales. Explain what accounting literature you relied upon and why you determined these reporting classifications.

Note 3. Acquisitions, page F-14

26.   Please support the exclusion of separate financial statements from the registration
        statement for the following acquisitions: Dr. Pepper/7-Up Bottling Group, All
        American Bottling Co., 7-Up Bottling Co. of San Francisco, and Southeast-
        Atlantic Beverage Corp. Refer to Rule 3-05 of Regulation S-X. Provide the
        results of all tests of significance and any assumptions.

Note 16. Related Party Transactions, page F-48

Allocated Expenses, page F-48

27.   Please disclose whether management believes the methods of allocating expenses
        on bases other than direct costs incurred are reasonable. Please also disclose
        management's estimate of what the common expenses would have been on a
        stand alone basis, that is, the cost that would have been incurred if CSAB had
        operated as an unaffiliated entity, if practicable. See SAB Topic 1:B:1, Question
        2.

Item 15. Financial Statements and Exhibits

28.   Please include the exhibits required by Item 601 of Regulation S-K.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Maureen Bauer at (202) 551-3237 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Thomas Kluck, who supervised the review of your filing at (202) 551-3233, with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Stephen T. Giove, Esq.
Fax 646-848-7325